EX-16.12.a

Stradley Ronon Stevens & Young, LLP Suite 2600 Philadelphia, PA 19103-7018 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

October 13, 2014

Board of Trustees
Nationwide Mutual Funds
1000 Continental Drive, Suite 400
King of Prussia, Pennsylvania 19406

Re:
Plan of Reorganization (“Plan”) made as of the 25th day of September, 2014 by Nationwide Mutual Funds (the “Trust”), a statutory trust created under the laws of the State of Delaware, on behalf of two if its series, Nationwide Short Duration Bond Fund (the “Acquired Fund”) and Nationwide HighMark Short Term Bond Fund (the “Acquiring Fund”).

Ladies and Gentlemen:

You have requested our opinion concerning certain federal income tax consequences of the reorganization (hereinafter referred to as the “Reorganization”) of the Acquired Fund, which will consist of: (i) the acquisition by the Trust on behalf of the Acquiring Fund of substantially all of the property, assets and goodwill of the Acquired Fund in exchange solely for the corresponding class of shares of common stock listed on Exhibit A, no par value, of the Acquiring Fund (“Acquiring Fund Shares”); (ii) the distribution of each class of the Acquiring Fund’s shares to the shareholders of its corresponding class of shares of the Acquired Fund (the “Acquired Fund Shares”), according to their respective interests, in complete liquidation of the Acquired Fund; and (iii) the liquidation and dissolution of the Acquired Fund as soon as practicable after the closing (hereinafter called the “Closing” and the date of closing, the “Closing Date”), all upon and subject to the terms and conditions of the Plan.  Capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Plan.

In rendering our opinion, we have reviewed and relied upon:  (a) a copy of the executed Plan, dated September 25, 2014; (b) the prospectus/information statement provided to shareholders dated August 12, 2014; (c) certain representations concerning the Reorganization made to us by the Acquiring Fund and the Acquired Fund, in a letter dated October 13, 2014 (the “Representation Letter”); (d) all other documents, financial and other reports and corporate

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Board of Trustees, Nationwide Mutual Funds
October 13, 2014

minutes we deemed relevant or appropriate; and (e) such statutes, regulations, rulings and decisions as we deemed material in rendering this opinion.

For purposes of this opinion, we have assumed that the Acquired Fund on the Closing Date of the Reorganization satisfies, and immediately following the Closing Date of the Reorganization, the Acquiring Fund will continue to satisfy, the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), for qualification as regulated investment companies.

Based on the foregoing, and provided the Reorganization is carried out in accordance with the applicable laws of the State of Delaware, the terms of the Plan and the statements in the Representation Letter for the Acquired Fund and the Acquiring Fund, it is our opinion that for federal income tax purposes:

1.           The acquisition by the Acquiring Fund of substantially all of the assets of the Acquired Fund in exchange solely for the Acquiring Fund Shares followed by the distribution by the Acquired Fund to its shareholders of the Acquiring Fund Shares in complete liquidation of the Acquired Fund will qualify as a reorganization within the meaning of Section 368(a)(1) of the Code, and the Acquiring Fund and the Acquired Fund will each be a “party to the reorganization” within the meaning of Section 368(b) of the Code.

2.           No gain or loss will be recognized by the Acquired Fund upon the transfer of substantially all of its assets to the Acquiring Fund in exchange solely for the Acquiring Fund Shares pursuant to Section 361(a) and Section 357(a) of the Code.

3.           No gain or loss will be recognized by the Acquiring Fund upon the receipt by it of substantially all of the assets of the Acquired Fund in exchange solely for the Acquiring Fund Shares pursuant to Section 1032(a) of the Code.

4.           No gain or loss will be recognized by the Acquired Fund upon the distribution of the Acquiring Fund Shares by the Acquired Fund to its shareholders in complete liquidation pursuant to Section 361(c)(1) of the Code.

5.           The tax basis of the assets of the Acquired Fund received by the Acquiring Fund will be the same as the tax basis of these assets in the hands of the Acquired Fund immediately prior to the exchange pursuant to Section 362(b) of the Code.

6.           The holding periods of the assets of the Acquired Fund received by the Acquiring Fund will include the periods during which such assets were held by the Acquired Fund pursuant to Section 1223(2) of the Code.

7.           No gain or loss will be recognized by the shareholders of the Acquired Fund upon the exchange of their Acquired Fund Shares solely for the Acquiring Fund Shares (including fractional shares to which they may be entitled) pursuant to Section 354(a) of the Code.

Board of Trustees, Nationwide Mutual Funds
October 13, 2014

8.           The aggregate tax basis of the Acquiring Fund Shares to be received by each Acquired Fund shareholder (including fractional shares to which they may be entitled) will be the same as the aggregate tax basis of the Acquired Fund Shares exchanged therefor pursuant to Section 358(a)(1) of the Code.

9.           The holding period of the Acquiring Fund Shares to be received by each Acquired Fund shareholder (including fractional shares to which they may be entitled) will include the holding period of the Acquired Fund Shares surrendered in exchange therefor, provided that the shareholder held the Acquired Fund Shares as a capital asset on the date of the Reorganization pursuant to Section 1223(1) of the Code.

10.           The Acquiring Fund will succeed to and take into account as of the date of the transfer (as defined in Section 1.381(b)-1(b) of the regulations issued by the United States Treasury (“Treasury Regulations”)) the items of the Acquired Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Treasury Regulations thereunder.

Notwithstanding anything to the contrary herein, we express no opinion as to the effect of the Reorganization on the Acquired Fund, the Acquiring Fund or any Acquired Fund shareholder with respect to any asset (including without limitation any stock held in a passive foreign investment company as defined in section 1297(a) of the Code or any contract described in Section 1256(b) of the Code) as to which any unrealized gain or loss is required to be recognized for federal income tax purposes at the end of a taxable year (or on the termination or transfer thereof) regardless of whether such transfer would otherwise be a non-taxable transaction under the Code.

Our opinion is based upon the Code, the applicable Treasury Regulations, the present positions of the Internal Revenue Service (the “Service”) as are set forth in published revenue rulings and revenue procedures, present administrative positions of the Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively.  We do not undertake to make any continuing analysis of the facts or relevant law following the date of the Reorganization.

Our opinion is conditioned upon the performance by Trust, on behalf of the Acquired Fund and the Acquiring Fund, of their undertakings in the Plan and the Representation Letter. Except as expressly set forth above, we express no other opinion to any party as to the tax consequences, whether federal, state, local or foreign, with respect to (i) the Reorganization or any transaction related to or contemplated by such Reorganization (or incident thereto) or (ii) the effect, if any, of the Reorganization on any other transaction and/or the effect, if any, of any such other transaction on the Reorganization.

We hereby consent to the use of this opinion as an exhibit to the registration statement of the Acquiring Fund on Form N-14, and any amendments thereto, covering the registration of Acquiring Fund Shares under the Securities Act of 1933, as amended, to be issued in the Reorganization.

Board of Trustees, Nationwide Mutual Funds
October 13, 2014

Very truly yours,

/s/ Stradley Ronon Stevens & Young, LLP
STRADLEY RONON STEVENS & YOUNG, LLP

EXHIBIT A

Nationwide Short Duration Bond Fund (the “Acquired Fund”)	Nationwide HighMark Short Term Bond Fund (the “Acquiring Fund”)
Class A	Class A
Service Class
Institutional Class	Institutional Class
Institutional Service Class	Institutional Service Class